United States securities and exchange commission logo





                              December 15, 2023

       Yingkai Xu
       Chief Executive Officer
       Mingteng International Corp Inc.
       Lvhua Village, Luoshe Town
       Huishan District, Wuxi
       Jiangsu Province, China 214189

                                                        Re: Mingteng
International Corp Inc.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed December 7,
2023
                                                            File No. 333-270953

       Dear Yingkai Xu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 6, 2023 letter.

       Amendment No. 4 to Registration Statement on Form F-1

       Exhibits

   1. We note your response to comment 2. Please have counsel revise Exhibit 5.1 to state that the selling
shareholder's shares are legally issued, fully paid and non-assessable. Refer to
                                                        Section II.B.2.h of
Staff Legal Bulletin No. 19.
              Please contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 if you
       have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 with any other questions.




                              Sincerely,
 Yingkai Xu
Mingteng International Corp Inc.
December 15, 2023
Page 2
FirstName LastNameYingkai Xu
Comapany NameMingteng International Corp Inc.
                                                Division of Corporation Finance
December 15, 2023 Page 2                        Office of Manufacturing
FirstName LastName